UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-12298

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Report of Independent Registered Public Accounting Firm

Participants and the Audit and Employee Benefits and Retirement Investment Committees

Regency Centers 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan's auditor since 2014.

West Des Moines, Iowa

June 17, 2026

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value:
Money market funds	$180,353	108,673
Common/collective trusts	34,259,968	31,538,124
Mutual funds	132,947,561	111,203,112
Self-directed accounts	10,746,270	8,576,758
Regency Centers Corporation common stock fund	8,583,381	9,190,695
Total investments	186,717,533	160,617,362

Receivables:
Notes receivable from participants	1,034,128	1,144,846
Employer contributions	3,476,918	3,399,058
Dividends	93,873	87,637
Money market funds	538	607
Total receivables	4,605,457	4,632,148
Total assets	191,322,990	165,249,510

Net assets available for benefits	$191,322,990	165,249,510

The accompanying notes are an integral part of the financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2025

Additions to net assets attributed to:

Net appreciation in fair value of investments	$21,340,570

Interest, dividends, and other income	2,978,309

Interest on notes receivable from participants	93,492

Contributions:
Employer	5,802,605
Participants	5,880,817
Rollovers	880,116
Total contributions	12,563,538

Total additions	36,975,909

Deductions from net assets attributed to:
Benefits paid to participants	10,762,799
Administrative expenses	139,630
Total deductions	10,902,429

Net increase	26,073,480

Net assets available for benefits:
Beginning of year	165,249,510
End of year	$191,322,990

The accompanying notes are an integral part of the financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

1. Description of Plan

The following description of the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)
General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all eligible employees of Regency Centers Corporation and its subsidiaries and affiliates (“the Company”), who are at least 18 years of age. Employees become eligible the first day of the quarter following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)
Contributions

Each eligible employee is automatically enrolled in the Plan, at a contribution rate of 6% on a pre-tax basis, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to one of eleven designated Vanguard age-based retirement target date funds until changed by the participant. Additionally, on an annual basis, employee deferrals are automatically increased by 1%, up to a maximum contribution rate of 15%, unless the employee elects to decline. During 2025, participants may contribute up to $23,500 of annual compensation, on a pre-tax or after-tax basis, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts up to $7,500 (“catch-up contributions”) to the Plan that year. In accordance with provisions of the SECURE 2.0 Act, participants who attain ages 60 through 63 before the end of the Plan year are eligible for an increased catch-up contribution limit of up to $11,250 (“super catch-up contributions”).

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $5,000. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2025, the Company’s profit sharing contribution totaled $3,476,918, and was contributed in March 2026.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant's Rollover Account.”

(c)
Plan Administration

Principal Financial Group serves as recordkeeper, trustee and asset custodian. Regions Bank is the Investment Manager for the Plan. The Company’s Employee Benefits and Retirement Investment Committee oversees the Plan.

(d)
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, (b) plan earnings, and (c) discretionary profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

(e)
Notes Receivable from Participants

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deductions. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan based on market rates at loan inception, and the interest paid by the participant is credited back to the participant’s account. At December 31, 2025 participant loans had interest rates ranging from 4.25% to 9.50%. In 2025, interest on notes receivable from participants comprised $93,492.

(f)
Investment Options

Participants direct the investment of their participant deferrals, Company matching contributions, and Company profit sharing contributions into various investment options offered by the Plan, including a self-directed account option. Self-directed accounts consist of assets invested at the discretion of plan participants, within certain guidelines as defined by the Plan.

(g)
Vesting

Participants’ contributions and the Company’s matching contributions to the Plan vest immediately. The Company’s discretionary profit sharing contributions cliff vest at 100% after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age, which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h)
Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency Centers Corporation common stock fund account. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account (“IRA”). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made. In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations.

(i)
Plan Expenses

Participants pay certain fees including (a) investment advisory fees based on participant balances, (b) investment management fees which are fixed quarterly fees to transact investments, and (c) administrative fees to transact new participant loans. The plan sponsor also pays certain plan expenses, which are excluded from these financial statements.

(j)
Forfeitures

Forfeitures are allocated in the subsequent year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of his or her compensation (subject to a maximum) to total compensation, multiplied by total forfeitures. During 2025, amounts forfeited in prior years and earnings thereon totaling $307,785 were allocated to participants. At December 31, 2025 and 2024, unallocated forfeitures totaled $57,634 and $302,500, respectively.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

2. Summary of Significant Accounting Policies

(a)
Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America.

(b)
Valuation of Investments and Income Recognition

Investments are recorded at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought, sold, and held during the year, as well as, the unrealized change in fair value of investments.

One of the investment options offered by the Plan, the Galliard Stable Return Fund PN (the “Stable Return Fund”), is a common collective trust fund that is indirectly invested in fully benefit-responsive investment contracts. The Stable Return Fund is valued utilizing the Net Asset Value (“NAV”) per share as a practical expedient for fair value, as reported by the manager of the common collective trust fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c)
Notes receivable from participants

Notes receivable from participants are recorded at amortized cost plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

(d)
Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)
Payment of Benefits

Benefits paid to participants are recorded when paid.

(f)
Risks and Uncertainties

The Plan invests in various investment securities. Investments securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(g)
Revision of Prior-Year Presentation

The Plan revised the presentation of its fair value hierarchy table to separately present investments measured at NAV as a practical expedient. Accordingly, common/collective trust fund investments of approximately $31.5 million as of December 31, 2024, previously included in Level 1, have been reclassified to a separate NAV column in the fair value measurements table presented in Note 6. This revision had no effect on total investments, net assets available for benefits, changes in net assets available for benefits, or participant account balances.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or a trust, created by the Plan, can be continued with benefits distributed as if the Plan had not been terminated.

4. Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, received a tax opinion letter from the IRS dated June 30, 2020, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the tax opinion letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. The Plan is subject to routine audits by taxing jurisdictions.

5. Parties-in-interest Transactions and Related Party Transactions

Fees paid by the Plan to the trustees for administrative and investment services approximated $140,000 for the year ended December 31, 2025. Fees paid by the Plan to the Investment Manager approximated $55,000 for the year ended December 31, 2025. Fees paid to the Investment Manager were included as a reduction of the return earned on each fund.

Transactions in Company common stock qualify as party-in-interest transactions. The investments in the common stock of the Company earned dividend income of $365,624 during 2025, of which $93,873 is accrued at December 31, 2025.

6. Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

The valuation techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2025, there were no transfers in or out of levels 1, 2, or 3.

Plan Investments

Money market funds

The assets held in money market funds are valued at the NAV of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and therefore, investments recorded at NAV are not categorized in the fair value hierarchy. NAV of the collective trust is calculated daily. Participants’ redemptions of the common/collective trusts are permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts include U.S. Treasury securities, common stocks, corporate bonds, shares of money market funds and mutual funds. U.S. Treasury securities and common stocks are valued using with quoted prices in active markets and have been classified within Level 1. Shares of money market funds and mutual funds are valued at the NAV of shares held by the Plan. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2025 and 2024

Regency Centers Corporation Common Stock Fund

The Regency Centers Corporation Common Stock Fund is a unitized stock fund valued at the NAV of the fund. The fund mainly consists of the employer stock which is valued at the closing price reported on the active market on which the stock is traded and the value of cash held for liquidity purposes. The value of this fund has been classified within Level 2.

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value:

	Fair Value Measurements as of December 31, 2025
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at
	Balance	(Level 1)	(Level 2)	(Level 3)	NAV
Investments, at fair value:
Money market funds	$180,353	180,353	—	—	—
Common/collective trusts	34,259,968	—	—	—	34,259,968
Mutual funds	132,947,561	132,947,561	—	—	—
Self-directed accounts	10,746,270	10,746,270	—	—	—
Regency Centers Corporation common stock fund	8,583,381	—	8,583,381	—	—
Total investments	$186,717,533	143,874,184	8,583,381	—	34,259,968

	Fair Value Measurements as of December 31, 2024
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at
	Balance	(Level 1)	(Level 2)	(Level 3)	NAV
Investments, at fair value:
Money market funds	$108,673	108,673	—	—	—
Common/collective trusts	31,538,124	—	—	—	31,538,124
Mutual funds	111,203,112	111,203,112	—	—	—
Self-directed accounts	8,576,758	8,576,758	—	—	—
Regency Centers Corporation common stock fund	9,190,695	—	9,190,695	—	—
Total investments	$160,617,362	119,888,543	9,190,695	—	31,538,124

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

EIN: 59-3191743

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	Units/Shares	(e) Current value
	Allspring Treasury Plus Money Market Service	Money market funds	180,353	$180,353
*	Galliard Stable Return Fund PN	Common/collective trusts	153,870	10,070,662
*	Principal/BlackRock S&P MidCap Index CIT N	Common/collective trusts	53,214	4,879,208
*	Principal/MFS Value CIT N	Common/collective trusts	143,080	5,136,229
*	Principal/T. Rowe Price Institutional LargeCap Growth Managed CIT N	Common/collective trusts	180,746	14,173,869
	Allspring Core Bond R6 Fund	Mutual funds	313,635	3,509,575
	American Century Small Cap Value R6 Fund	Mutual funds	16,302	146,394
	American Funds Europacific Growth Fund R6	Mutual funds	46,388	2,810,202
	American Funds New Perspective Fund R6	Mutual funds	203,393	14,373,779
	Cohen & Steers Real Estate Securities Fund Z	Mutual funds	6,401	111,185
	Fidelity Balanced Fund	Mutual funds	330,495	10,622,117
	John Hancock Disciplined Value MidCap Fund R6	Mutual funds	169,656	4,658,760
	T. Rowe Price Mid Cap Growth Fund I	Mutual funds	35,891	3,502,557
	Vanguard Developed Markets Index Fund Admiral	Mutual funds	71,452	1,434,040
	Vanguard Explorer Fund Admiral	Mutual funds	4,800	512,129
	Vanguard Institutional Index Fund Institutional	Mutual funds	37,297	20,590,794
	Vanguard REIT Index Fund Admiral	Mutual funds	6,361	797,609
	Vanguard Small Cap Index Fund Institutional	Mutual funds	60,994	7,537,696
	Vanguard Target Retirement Income Fund	Mutual funds	95,567	1,325,513
	Vanguard Target Retirement 2020 Fund	Mutual funds	32,707	897,819
	Vanguard Target Retirement 2025 Fund	Mutual funds	81,488	1,625,681
	Vanguard Target Retirement 2030 Fund	Mutual funds	157,674	6,674,329
	Vanguard Target Retirement 2035 Fund	Mutual funds	203,846	5,581,306
	Vanguard Target Retirement 2040 Fund	Mutual funds	196,064	9,793,419
	Vanguard Target Retirement 2045 Fund	Mutual funds	301,986	10,490,989
	Vanguard Target Retirement 2050 Fund	Mutual funds	237,848	14,099,623
	Vanguard Target Retirement 2055 Fund	Mutual funds	102,178	6,760,125
	Vanguard Target Retirement 2060 Fund	Mutual funds	64,890	3,956,975
	Vanguard Target Retirement 2065 Fund	Mutual funds	13,410	536,784
	Vanguard Target Retirement 2070 Fund	Mutual funds	18,798	598,161
	Self Directed Accounts	Self directed accounts		10,746,270
*	Regency Centers Corporation Common Stock Fund	Common stock	124,335	8,583,381
*	Participant Loans (1)	79 participant loans with interest rates ranging from 4.25% to 9.50% and maturity dates ranging from February 2026 to March 2039		1,034,128
	Total			$187,751,661

* Party-in-interest to the Plan

Note: Column (d), cost, has been omitted as all investments are participant directed

(1) Participant loans are reported as Notes receivable from participants in the accompanying Statements of Net Assets Available for Benefits.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENCY CENTERS CORPORATION

June 17, 2026	By:	/s/ Jamie A. Conroy
Jamie A. Conroy, Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - Forvis Mazars, LLP